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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Bjørn Hogstad, Esq.
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2005

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter S. O’Driscoll, Esq.
Coudert Brothers LLP
60 Cannon Street
London EC4N 6JP
England
44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

1 The Reporting Person disclaims beneficial ownership of all shares.

3

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(2)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

2 The Reporting Person disclaims beneficial ownership of all shares.

4

SCHEDULE 13D

Item 1.	Security and Issuer

          The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 22, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

          Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2.	Identity and Background

          This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST INVEST AS

(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N - 1331 Fornebu Norway

          (c)     Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

          (d)     During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

          (e)     During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

          (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Fridtjof Rusten (Oslo, Norway)	Norway	Senior Vice President of Telenor ASA and Chairman of the Board of Telenor East Invest AS

Henrik Eidemar Torgersen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Gunn Margethe Logith Ringoen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Inger Petrine Nilsen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and President of Telenor East Invest AS

          (d)     During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

          (e)     During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N - 1331 Fornebu Norway

          (c)     Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

          (d)     During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

          (e)     During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

          (f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N - 1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Name and Business Address	Citizenship	Present Principal Occupation

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Kirsten Dalholt (Oslo, Norway)	Norway	Senior Advisor of Telenor ASA Nordic Division

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business
Address	Citizenship	Present Principal Occupation

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

          (d)     During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

          (e)     During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N - 1331 Fornebu Norway

          (c)     Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

          (d)     During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

          (e)     During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

          (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Torleif Enger (Ostre Toten, Norway)	Norway	Chief Executive Officer of Yara International ASA and Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Cermaq ASA, Vital Insurance AS and Dagbladet AS

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect and Member of the Board of Tomra ASA

Jorgen Lindegaard (Stockholm, Sweden)	Denmark	President and Chief Executive Officer of the SAS Group and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation
Paul Bergqvist (Stockholm, Sweden)	Sweden	Managing Director of Carlsberg Sweden

Liselott Kilaas (Oslo, Norway)	Norway	Head of Business Area Communication and Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Name and Business Address	Citizenship	Present Principal Occupation
Morten Karlsen Sorby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Norway

          (d)     During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

          (e)     During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

          On June 6, 2005, Telenor ASA sent a letter to VimpelCom’s shareholders, a copy of which is attached hereto as Exhibit 1 (the “June 6 Letter to VimpelCom’s Shareholders”), accompanied by a proxy card, a copy of which is attached hereto as Exhibit 2.

          The Reporting Persons’ current intentions with respect to their investment in VimpelCom are described herein and in the June 6 Letter to VimpelCom’s Shareholders. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:

          (i)     the possible acquisition of additional securities of VimpelCom from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;

          (ii)     the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

          (iii)     the possible disposition or exchange of any securities of VimpelCom owned by them, including the possible disposition of all of the shares of Common Stock of VimpelCom owned by them;

          (iv)     possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;

          (v)     the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries, including a possible transaction involving VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.”, a company in which Telenor Mobile Communications AS, a wholly-owned subsidiary of Telenor ASA, owns a majority interest;

          (vi)     making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom;

          (vii)     possible litigation involving VimpelCom, its Board of Directors and/or its management;

          (viii)     entering into and unwinding derivative transactions with respect to the securities of VimpelCom; or

          (ix)     in addition to the June 6 Letter to VimpelCom’s Shareholders, soliciting the votes of VimpelCom’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom.

          The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

          Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21 and 22 hereto, or as set forth herein, neither Telenor, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor’s, Telenor Mobile Holding AS’s or Telenor

ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.	Letter to VimpelCom’s shareholders dated June 6, 2005

2.	Form of proxy card

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: June 6, 2005

TELENOR EAST INVEST AS
By	/s/ Fridtjof Rusten
	Name:	Fridtjof Rusten
	Title:	Chairman of the Board

TELENOR MOBILE HOLDING AS
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	Chairman of the Board

TELENOR ASA
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	President and Chief Executive Officer

Exhibit 1

Letter to VimpelCom’s Shareholders

June 6, 2005

Dear Fellow VimpelCom Shareholder,

          Telenor, which owns 26.6% of VimpelCom’s voting stock (and a 29.9% economic interest in VimpelCom), is writing you because we believe VimpelCom is under attack. We seek your support in ensuring that VimpelCom continues to be operated for the benefit of all shareholders by signing, dating and returning the enclosed BLUE proxy card today.

          Over the last several months, Alfa Group has been executing an aggressive, self-serving campaign to take effective control of VimpelCom without paying a control premium to VimpelCom shareholders.

          Alfa’s two-pronged attack on VimpelCom’s corporate governance has so far consisted of:

          (i) attempting to seize control of VimpelCom’s Board of Directors at the June 22 AGM; and (ii) seeking to remove the minority protections contained in VimpelCom’s charter at an EGM which Alfa has requested, but which has not yet been scheduled. We anticipate that if Alfa persists, the EGM would be held in late June or July. If successful, Alfa would control VimpelCom with only a 24.5% economic interest and a 32.9% voting interest.

          We urge you to cast all of your votes FOR Telenor’s independent nominees at the AGM on the enclosed BLUE proxy card and, if the EGM is called, AGAINST Alfa’s proposals at that meeting in order to prevent Alfa from seizing control of the company, which Telenor believes would be detrimental to VimpelCom’s other shareholders.

PROTECT YOUR INVESTMENT

1. CAST ALL YOUR VOTES FOR JO LUNDER AND TERJE THON ON THE ENCLOSED BLUE PROXY CARD

2. SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TODAY

          VimpelCom’s Board of Directors consists of 9 members. Until this year, each party nominated 3 direct representatives and 1 independent, with Telenor nominating the final independent director with Alfa’s consent, as provided in the shareholders agreement between Telenor and Alfa. Prior to this year’s AGM, however, Alfa nominated 7 candidates for the Board, an action Telenor believes clearly violated the shareholders agreement. Telenor is considering legal action in respect of such violation.

          If more than 4 of Alfa’s nominees are elected, Alfa’s nominees would constitute a majority of the Board. Telenor believes that the potential harm to VimpelCom shareholders associated with an Alfa Board majority is significant, particularly if Alfa later succeeds in amending VimpelCom’s charter to remove the minority protections and to allow a simple majority of the Board to make all significant decisions.

          To prevent Alfa from succeeding with its scheme, maximum participation by shareholders in the AGM is needed, given Alfa’s voting advantage over Telenor (32.9% vs. 26.6%). VimpelCom’s charter provides for cumulative voting, i.e., each shareholder is entitled to cast votes equal to the number of shares owned multiplied by the number of seats open for election. Each shareholder can then divide such votes among any or all of the nominees, in any proportion.

          Telenor believes that Alfa, by cumulating all of its votes for 4 of its nominees, is virtually assured of electing those nominees. Similarly, Telenor is likely to elect 3 of its nominees, leaving 2 seats that are likely to be contested. Telenor has nominated 2 strong, independent candidates for those seats—Jo Lunder, VimpelCom’s current Chairman of the Board and former CEO, and Terje Thon, a VimpelCom director since 1999.

          Mr. Lunder and Mr. Thon are highly qualified, with extensive experience in the mobile telecom sector and in Russia and are committed to serving the best interests of all shareholders.1 They have the fortitude to withstand Alfa’s attacks, including lawsuits similar to the one Alfa recently launched against VimpelCom and certain members of VimpelCom’s Board.

          TO PREVENT ALFA FROM TAKING CONTROL OF VIMPELCOM’S BOARD, TELENOR URGES ALL SHAREHOLDERS TO CAST ALL OF THEIR VOTES FOR TELENOR’S INDEPENDENT CANDIDATES, JO LUNDER AND TERJE THON, ON THE ENCLOSED BLUE PROXY CARD.

          Telenor believes Alfa’s nominees on the Board have an inherent conflict of interest in relation to any Board decision concerning VimpelCom’s operations in Russia as a consequence of Alfa’s 25% shareholding in ZAO MegaFon, one of VimpelCom’s main competitors in Russia. Telenor believes VimpelCom and its shareholders have already suffered due to this conflict of interest. In addition, Alfa has recently stated that

[1]	Messrs. Lunder and Thon have been members of VimpelCom’s Board since 2002 and 1999, respectively. They are also former employees of Telenor. Their full biographies can be found in Attachment 2 to the Notice of VimpelCom’s 2005 AGM attached as an exhibit to VimpelCom’s Form 6-K filed with the SEC on May 6, 2005.

          it is in the process of purchasing mobile telecom assets in the CIS that it intends to sell to VimpelCom in the future. Telenor believes that if Alfa is successful in such efforts, there is a risk such assets could be sold to VimpelCom at inflated values.

          We urge you to carefully consider the situation at hand. We do not believe individuals such as Alfa’s nominees, Messrs. Haines and Watson, who have no prior history on the Board and no recent telecommunications experience in Russia, are best suited to serve as Directors over the next 12 months, given the challenges facing VimpelCom, particularly Alfa’s efforts to seize control. Furthermore, we believe Alfa nominated more individuals than it was entitled to nominate under the shareholders agreement in order to split the votes among the independent nominees, thereby enabling Alfa to use its 32.9% voting stake to seize control of VimpelCom’s Board by electing 5 of the 9 Directors.

          Shareholders should not vote for any nominees other than Messrs. Lunder and Thon, because Telenor believes this would enable Alfa to take effective control of VimpelCom. Alfa’s voting advantage will allow it to select its preferred “independents” unless shareholders cast all their votes FOR Messrs. Lunder and Thon on the enclosed BLUE proxy card.

THE EGM — THE SECOND PART OF ALFA’S CAMPAIGN TO SEIZE CONTROL OF VIMPELCOM

Charter Amendments

          Based on statements Alfa has made to the press and to VimpelCom, Telenor believes Alfa is attempting to call an EGM in order to:

•	Amend VimpelCom’s charter to remove fundamental minority protections by allowing a simple majority of the Board to make all material decisions and by eliminating the Board’s power to restrict the powers and authority of VimpelCom’s CEO (the existing limitations on the CEO are designed to bring his authority in line with practices at most Western publicly traded companies); and

•	Cause VimpelCom’s shareholders to approve the WellCom acquisition described below.

          This is what makes the upcoming election of Telenor’s nominees, Messrs. Lunder and Thon, to the Board of Directors so important. If VimpelCom’s charter were amended as described above, Alfa would control VimpelCom if 5 of its nominees were elected to the 9 member Board.

WellCom Acquisition

Telenor believes Alfa plans to raise the proposed acquisition of ZAO Ukrainian Radio Systems, a Ukrainian mobile operator commonly known as WellCom, at the EGM. Alfa has tried to pressure VimpelCom’s Board into approving this acquisition since last October. On May 16, Alfa commenced a lawsuit in the Moscow Arbitration Court against VimpelCom, Jo Lunder and two other VimpelCom directors, Henrik Torgersen and Arve Johansen, seeking to reverse the Board’s rejection of the WellCom acquisition on April 22. Alfa has since filed motions seeking the suit’s withdrawal; however, these motions have not yet been ruled on by the court. As discussed below, Telenor believes the WellCom acquisition is ill advised and, if completed, would harm shareholder value.

          Telenor believes that WellCom is a de facto new entrant in Ukraine because of the limited extent of its operations and, as such, is unlikely to succeed in profitably growing its business. WellCom had 2004E revenue of c. US$3.6 million2 and year-end 2004 subscribers of 48,200.3 The approximately US$200 million purchase price for WellCom referred to in the media would equate to a firm value to revenue multiple of 55 times. Based on Telenor’s experience with Kyivstar, Telenor believes it would cost VimpelCom at least US$1.0 billion to roll out a quality nationwide network for WellCom in the Ukraine. We do not believe that such an investment can be justified in a market with a GDP per capita of approximately US$1,380; where the top two operators control 98% of all subscribers (and the three remaining operators, one of which was recently acquired by Turkcell, control the remaining 2%); where penetration at the end of this year is expected to be at 50%; and incremental average monthly revenues per user are in the range of US$4 to US$6.

          Alfa knows Telenor has opposed and will oppose deals such as the proposed WellCom acquisition that Telenor believes will destroy shareholder value at VimpelCom. Telenor believes Alfa has pushed the WellCom acquisition aggressively in an attempt to use the WellCom acquisition as a smokescreen for Alfa’s efforts to take control of the Board through the AGM and EGM process. Telenor urges VimpelCom shareholders not to fall for this scheme.

          By the same token, do not be misled by Alfa’s attempts to portray Telenor’s majority ownership in Kyivstar as the reason for Telenor’s opposition to the WellCom acquisition. This argument does not make sense. As a general matter, Telenor would not be opposed to owning directly and indirectly a market leader and a challenger, assuming such an arrangement was permitted under applicable antitrust laws. If the business case for the WellCom acquisition made sense, Telenor would support it. But Telenor believes the business case is not viable, and that, if completed, the WellCom acquisition would destroy value for VimpelCom shareholders. That is why Telenor opposes the WellCom acquisition.

[2]	Source: D&B, Inc. — Business Information Report

[3]	Source: EMC

AS LONG AS IT REMAINS A VIMPELCOM SHAREHOLDER, TELENOR WILL CONTINUE TO SUPPORT VIMPELCOM IN
ITS EFFORTS TO BUILD VALUE FOR ALL SHAREHOLDERS

          In return for your support, Telenor will continue to do what we have done since acquiring a significant minority shareholding in VimpelCom in 1998. Having made our first investments in Russia in 1992, we know the Russian market well, and are now the largest strategic foreign investor in the Russian telecom sector, with assets of over US$2.0 billion. As long as it is a shareholder in VimpelCom, Telenor will be actively committed to helping VimpelCom become the leading mobile operator in Russia and the CIS. Telenor will continue to provide VimpelCom with Telenor’s global industrial best practices and experience from operations in many competitive environments. Telenor fully supports VimpelCom’s expansion in the CIS, including Ukraine, as long as such expansion creates value for all shareholders. In principle, we would support a transaction involving VimpelCom and Kyivstar, as long as such transaction occurs at the right time and under the right conditions. Finally, we will continue our efforts to defend minority interests in VimpelCom, as we have done from the beginning.

          In our recent Form 20-F, Telenor stated that “we intend to continue to strengthen our portfolio of international mobile operations by obtaining control over selected mobile companies ... and to exit from international mobile operations where we cannot obtain control over time.” This strategy applies to VimpelCom in the same way in which it applies to certain of Telenor’s other investments in the international mobile sector. Although it is our current intention to remain a strategic shareholder of VimpelCom for the foreseeable future and increase our degree of influence over time should the opportunity arise, we are reserving our options. For example, if Alfa were to gain control of the Board and succeed in its efforts to remove the minority protections in VimpelCom’s charter, we might consider exiting VimpelCom. As you may be aware, there have been instances in which Telenor (and, in some cases, its largest shareholder, the Norwegian state) have assisted VimpelCom in resolving problems it has encountered in Russia. If Telenor were to exit VimpelCom, VimpelCom and its shareholders would no longer have the benefit of such assistance.

          To prevent Alfa from obtaining de facto control of VimpelCom, we need your help. We urge you to cast all your votes FOR Jo Lunder and Terje Thon on the enclosed BLUE proxy card.

          If you have any questions or need assistance in voting your shares, please contact Innisfree M&A Incorporated at tel. 877 825 8971 (toll free) if you are calling from the US or Canada, or 00800 7710 9970 (free phone) if you are calling from within the EU. If you are calling from other locations, please call collect: +1 646 822 7433 (New York) or +44 20 7710 9960 (London). We are standing by to directly address any issues that you may have.

Thank you for your support.

Yours sincerely,

Jon Fredrik Baksaas
President and Chief Executive Officer
Telenor ASA

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) the anticipated cost of development of certain assets, (5) statements relating to VimpelCom’s future business development and economic performance and (6) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

Exhibit 2

Proxy Solicited by Telenor East Invest AS
Re: Annual General Meeting of Shareholders of
Open Joint Stock Company “Vimpel-Communications”
to be held on June 22, 2005

The undersigned, an Owner of record as of the close of business of the registrar of Open Joint Stock Company “Vimpel-Communications” (the “Company”) at 6:00 pm Moscow time or 10:00 am New York time on May 3, 2005, of Level III American Depositary Receipts (each representing one quarter (1/4) of one common share in registered form, nominal value 0.005 rubles each) of the Company, issued under the Deposit Agreement dated as of November 20, 1996, among the Company, The Bank of New York, as Depositary (the “Depositary”), and the Owners of the American Depositary Receipts issued thereunder, hereby appoints Alan M. Miller and Arthur B. Crozier, and each of them, its proxies, with full power of substitution, and directs the proxies to cumulate the undersigned’s votes with respect to election as directors of those nominees listed below where no vote is specified, or where the box FOR both nominees is marked, in order to elect the maximum number of such nominees as believed possible under the then prevailing circumstances, and to convey such cumulative voting instructions to the Depositary in order to be voted at the Annual General Meeting of Shareholders of the Company to be held on June 22, 2005 or at any adjournments, postponements or reschedulings thereof. If the undersigned withholds authority to vote for one nominee, all such votes will be cumulated for the other nominee at the discretion of the proxies, and such instructions will be conveyed to the Depositary, as provided above.

The proxies are also directed to instruct the Depositary to vote as directed herein with respect to the other matters to come before the meeting.

This proxy revokes all prior proxies and all prior instructions to The Bank of New York, as Depositary, given by the undersigned.

4. Election of Directors

☐	FOR BOTH nominees listed below (except as marked to the contrary)	☐	WITHHOLD AUTHORITY to vote for BOTH nominees listed below

Jo Lunder Terje Thon

Instruction: To withhold authority to vote for one of the nominees, write the nominee’s name in the space below:

Resolutions

	For	Against	Abstain
1. Approval of the 2004 VimpelCom Annual Report	☐	☐	☐

2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles)	☐	☐	☐

3. Allocation of profits and losses resulting from 2004 operations including non- payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A
	☐	☐	☐

5. Approval of the amended and restated Procedural Regulations of the Board of Directors	☐	☐	☐

6. Election of the Audit Commission	☐	☐	☐

7. Approval of external auditors	☐	☐	☐

	For	Against	Abstain
8. Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”.	☐	☐	☐

9. Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”	☐	☐	☐

10. Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”	☐	☐	☐

11. Approval of reorganization of VimpelCom through Statutory Merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”	☐	☐	☐

	For	Against	Abstain
12. Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”	☐	☐	☐

13. Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”	☐	☐	☐

14. Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”
	☐	☐	☐

Date

Share Owner Sign Here

Co-Owner Sign Here

Please note that the ADR Depositary’s deadline for receipt of voting instructions is June 20, 2005 at 12pm (noon) New York time. Please sign, date and return this form of proxy in the envelope provided as soon as possible.